FORM 425

Filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Filed by: The Thomson Corporation

Subject Company: Reuters Group PLC

Exchange Act File Number of Subject Company: 333-08354

Note: Below are extracts from a news release issued by The Thomson Corporation on February 7, 2008. The filing of these extracts under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

The Thomson Corporation
Metro Center, One Station Place
Stamford, CT 06902
Tel (203) 539-8000
www.thomson.com

News Release

Media Contact:	Investor Contact:

Fred Hawrysh	Frank J. Golden
Global Director, External Communications	Vice President, Investor Relations
(203) 539-8314	(203) 539-8470
fred.hawrysh@thomson.com	frank.golden@thomson.com

FOR IMMEDIATE RELEASE

Thomson Reports Fourth-Quarter and Full-Year 2007 Results

•  Milestone year marked by…proposed acquisition of Reuters…

(All amounts are in U.S. dollars)

STAMFORD, Conn., February 7, 2008 — The Thomson Corporation (NYSE: TOC; TSX: TOC), a leading provider of information solutions to business and professional customers worldwide, today reported that…

“The fourth quarter was a strong finish to a milestone year…while repositioning our portfolio through…the proposed acquisition of Reuters,” said Richard J. Harrington, Thomson President and Chief Executive Officer. “….Thomson Financial recorded……., while continuing to advance the integration planning associated with the proposed Reuters acquisition.”…

“I remain convinced that our acquisition of Reuters will be approved given the complementary nature of our businesses, and I continue to expect the transaction to close early in the second quarter,” said Mr. Harrington. “Integration planning efforts are proceeding on course. At the same time, our plans to streamline our operations and improve efficiencies at Thomson, which we began in 2006 and which will be completed ahead of schedule, have put us in a strong position for the successful integration of Reuters.”

“After the acquisition closes, Thomson Reuters will be the leading global provider of information and related applications to knowledge workers who need intelligent information to fulfill their professional obligations and do their jobs successfully,” said Mr. Harrington.

“As we enter a time of economic uncertainty, I believe Thomson has never been stronger, strategically, financially and operationally,” Mr. Harrington said.

Proposed Acquisition of Reuters Group PLC

Thomson is confident that its proposed acquisition of Reuters Group PLC will be approved by the European Commission, U.S. Department of Justice and Canadian Competition Bureau in the next few weeks, and the transaction is expected to be completed early in the second quarter of 2008. When the acquisition closes, Thomson Reuters will be the global leader in electronic information services, trading systems and news. For the last several months, Thomson and Reuters have been working closely on permitted integration planning initiatives to ensure that the right organization is in place when the transaction closes.

Thomson plans to provide a 2008 outlook when it reports first quarter earnings on May 1, 2008.

Consolidated Financial Highlights…

For the year 2007:  …Reuters acquisition costs of $76 million…

For the fourth quarter 2007: …Reuters acquisition costs of $45 million…

Fourth Quarter and Full-Year Business Segment Highlights

Financial…

•                  Fourth-quarter segment operating profit grew…driven by ….integration-related savings….

Corporate and Other

Corporate and Other expenses in the fourth quarter...The rise was primarily due to…$45 million of costs related to the proposed Reuters transaction….

For the full year 2007, Corporate and Other expenses …The rise was primarily due to…$76 million of costs related to the proposed Reuters transaction….

Share Buyback Program

...Thomson temporarily suspended repurchases prior to its announcement of the proposed Reuters acquisition in May 2007...

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This news release, in particular the discussion of the proposed acquisition of Reuters, includes forward-looking statements. These statements are based on certain assumptions and reflect the Corporation’s current expectations. Forward-looking statements also include statements about the Corporation’s beliefs…that the Reuters acquisition will be approved and close early in the second quarter...While Thomson believes that the proposed transaction with Reuters will be approved by antitrust/competition authorities, there can be no assurance that required approvals will be obtained, how long it will take to obtain such approvals or what conditions, if any, such authorities may impose. All forward-looking statements in this news release are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include the failure of Reuters shareholders to approve the proposed transaction; the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson’s and Reuters’ customers, employees and suppliers to the proposed transaction; the ability to promptly and effectively integrate the businesses of Thomson and Reuters after the transaction closes; and the diversion of management time on transaction-related issues. Some of the other factors that could cause actual results or events to differ materially from current expectations are actions of competitors; failure to fully derive anticipated benefits from acquisitions and divestitures; failure to develop additional products and services to meet customers’ needs, attract new customers or expand into new geographic markets; and changes in the general economy….Additional factors are discussed in the Corporation’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation’s latest annual information form, which is also contained in its most recently filed annual report on Form 40-F. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law, rule or regulation.

ADDITIONAL INFORMATION

This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities.  Following satisfaction or waiver of the pre-conditions to the proposed Reuters transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the proposed transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s website at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com and from Thomson. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at +1 800-732-0330.